EXHIBIT 12.1

ARDEN REALTY, INC. COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(AMOUNTS IN THOUSANDS, EXCEPT RATIOS)

	ARDEN REALTY, INC.
	For the Years Ended December 31,
	2004		2003	2002	2001		2000
Earnings Available to Cover Fixed Charges:
Net income	$73,775		$58,509	$70,175	$97,759		$96,710
Add:
Interest Expense(1)	89,515		93,767	88,516	84,195	(3)	78,406	(3)
Preferred Distributions	4,309	(2)	4,312	4,312	4,312		4,312

Total Earnings Available to Cover Fixed Charges	$167,599		$156,588	$163,003	$186,266		$179,428

Fixed Charges:
Interest Expense	$89,515		$93,767	$88,516	$84,195		$78,406
Interest Capitalized	936		2,496	5,646	9,095		12,646
Preferred Distributions	4,309	(2)	4,312	4,312	4,312		4,312

Total Fixed Charges	$94,760		$100,575	$98,474	$97,602		$95,364

Ratio of Earnings to Fixed Charges	1.77x		1.56x	1.66x	1.91x		1.88x

(1)	Includes interest expense for a property currently classified as “held for disposition.”

(2)	Includes approximately $1.1 million of original issuance costs written off in conjunction with the redemption of the Preferred OP Units on September 28, 2004.

(3)	Includes approximately $2.5 million and $0.8 million of interest capitalized on an office property that was classified as part of discontinued operations for the years ended December 31, 2001 and 2000.